Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended June 30,
	2006	2005
VOYAGE REVENUES:	$105,025	$65,455

EXPENSES:
Commissions	4,044	2,533
Voyage expenses	20,720	9,151
Charter hire expense	6,104	6,080
Vessel operating expenses	18,167	12,714
Depreciation	14,798	8,866
Amortization of deferred dry-docking costs	1,340	1,027
Management fees	1,772	1,383
General and administrative expenses	980	890
Foreign currency losses/(gains)	80	(101)
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	—	(8,820)

Total expenses	67,213	32,931

Operating income	37,812	32,524

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	—	10,818
Interest and finance costs, net	(5,705)	(2,862)
Interest income	94	1,196
Other, net	824	221

Total other income (expenses), net	(4,787)	9,373

Net Income	$33,025	$41,897

Earnings per share, basic	$1.73	$2.09

Earnings per share, diluted	$1.73	$2.09

Weighted average number of shares, basic	19,063,315	20,046,517

Weighted average number of shares, diluted	19,071,712	20,063,877

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Six months ended June 30,
	2006	2005
VOYAGE REVENUES:	$200,896	$142,329

EXPENSES:
Commissions	7,600	5,684
Voyage expenses	37,421	16,130
Charter hire expense	12,162	12,115
Vessel operating expenses	32,623	26,440
Depreciation	25,474	17,426
Amortization of deferred dry-docking costs	2,765	2,756
Management fees	3,181	2,778
General and administrative expenses	1,455	1,389
Foreign currency losses/(gains)	74	(72)
Amortization of deferred gain on sale of vessels	(1,584)	(1,584)
Gain on sale of vessels, net	—	(14,023)

Total expenses	121,171	69,039

Operating income	79,725	73,290

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	—	10,818
Interest and finance costs, net	(9,317)	(4,448)
Interest income	2,869	1,883
Other, net	1,522	205

Total other income (expenses), net	(4,926)	8,458

Net Income	$74,799	$81,748

Earnings per share, basic	$3.92	$4.06

Earnings per share, diluted	$3.92	$4.06

Weighted average number of shares, basic	19,082,672	20,110,217

Weighted average number of shares, diluted	19,091,243	20,128,025

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2006 and DECEMBER 31, 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$81,438	$145,769
Restricted cash	2,939	271
Receivables-
Trade accounts receivable, net	21,731	17,620
Insurance claims	1,469	652
Due from related companies	1,693	1,736
Advances and other	5,186	2,750

	30,079	22,758

Short-term investments	—	10,240
Inventories	10,947	5,406
Prepaid insurance and other	7,012	2,363
Financial instruments-Fair value	10,184	4,927

Total current assets	142,599	191,734

INVESTMENTS	21,586	21,881
FIXED ASSETS:
Advances for vessels under construction	279,112	150,428

Vessels	1,551,089	882,210
Accumulated depreciation	(196,322)	(170,848)

Vessels’ Net Book Value	1,354,767	711,362

Total fixed assets	1,633,879	861,790

DEFERRED CHARGES, net	13,411	13,769

Total assets	$1,811,475	$1,089,174

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$18,186	$51,496
Accounts payable-
Trade	24,685	13,489
Due to related companies	6,660	1,385
Dividend declared		—
Other	1,008	542

	32,353	15,416

Accrued liabilities	10,767	10,139
Accrued bank interest	10,964	5,478
Unearned revenue	7,160	5,332
Deferred income, current portion	3,168	3,168
Financial instruments - Fair value	452	489

Total current liabilities	83,050	91,518

LONG-TERM DEBT, net of current portion	1,066,181	382,023

DEFERRED INCOME, net of current portion	6,864	8,447

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized at June 30, 2006 and December 31, 2005; 19,049,871and 19,177,195 issued and outstanding at June 30, 2006 and December 31, 2005, respectively.	19,050	19,177
Additional paid-in capital	267,565	269,237
Other comprehensive income	2,128	3,067
Retained earnings	366,637	315,705

Total stockholders’ equity	655,380	607,186

Total liabilities and stockholders’ equity	$1,811,475	$1,089,174

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD ENDED JUNE 30, 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, January 1, 2005		$20,176	$282,451	$1,136	$215,758	$519,521

Net income	161,755				161,755	161,755
- Exercise of stock options		18	203			221
- Repurchase and cancellation of common stock (1,016,790 shares)		(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($1.95 per share)					(38,486)	(38,486)
- Fair value of financial instruments	4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges	(2,334)			(2,334)		(2,334)

Comprehensive income	$163,686

BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	74,799				74,799	74,799
- Exercise of stock options		4	43			47
- Repurchase and cancellation of common stock (131,200 shares)		(131)	(1,715)		(2,889)	(4,735)
- Cash dividends declared ($1.10 per share)					(20,978)	(20,978)
- Fair value of financial instruments	4,370			4,370		4,370
- Reclassification of gains on undesignated cash flow hedges	(5,309)			(5,309)		(5,309)

Comprehensive income	$73,860

BALANCE, June 30, 2006		$19,050	$267,565	$2,128	$366,637	$655,380

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS AND THE THREE MONTHS ENDED JUNE 30, 2006 AND 2005

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
Cash Flows from Operating Activities:
Net income	$74,799	$81,748	$33,025	$41,896
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	25,474	17,426	14,798	8,866
Amortization of deferred dry-docking costs	2,765	2,756	1,340	1,027
Amortization of loan fees	1,264	124	1,029	64
Amortization of deferred income	(1,583)	(2,002)	(791)	(1,001)
Change in fair value of interest rate swaps	(6,233)	(803)	(5,028)	261
Change in fair value of investments	(81)	—	1,175	—
Payments for dry-docking	(1,464)	(5,412)	(1,178)	(3,059)
Gain on sale of vessels, net	—	(24,841)	—	(19,638)
Gain on sale of investments	(495)	—	—	—
(Increase)/Decrease in:
Receivables	(7,321)	11,226	(707)	3,046
Inventories	(5,541)	(1,911)	(2,728)	(2,378)
Prepaid insurance and other	(4,649)	(3,184)	(4,377)	(1,979)
Increase/(Decrease) in:
Accounts payable	16,937	4,906	13,107	5,603
Accrued liabilities	6,113	1,992	3,664	225
Unearned revenue	1,828	(1,457)	3,117	734

Net Cash from Operating Activities	101,813	80,568	56,446	33,667

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(167,103)	(41,899)	(47,999)	(22,816)
Vessel acquisitions and/or improvements	(630,460)	(132,946)	(466,876)	(114,442)
Investments	(4,991)	(15,052)	(4,991)	(10,055)
Proceeds from sale of investments	16,102	—	—	—
Proceeds from sale of vessels, net	—	101,959	—	92,816

Net Cash used in Investing Activities	(786,452)	(87,938)	(519,866)	(54,497)

Cash Flows from Financing Activities:
Proceeds from long-term debt	844,282	88,863	636,909	62,613
Financing costs	(2,207)	(468)	(1,902)	(242)
Payments of long-term debt	(193,434)	(31,841)	(143,326)	(19,487)
Proceeds from exercise of stock options	47	125	35	92
(Increase)/Decrease in restricted cash	(2,668)	76	(1,633)	(873)
Repurchase and cancellation of common stock	(4,734)	(13,885)	(818)	(13,359)
Cash dividend	(20,978)	(19,160)	(20,978)	(19,160)

Net Cash from Financing Activities	620,308	23,710	468,287	9,584

Net (Decrease)/Increase in cash and cash equivalents	(64,331)	16,340	4,867	(11,246)
Cash and cash equivalents at beginning of period	145,769	116,922	76,571	144,508

Cash and cash equivalents at end of period	$81,438	$133,262	$81,438	$133,262